82-3209

OMV

News Release

May 21, 2004
12.25 (UK time) — 1.25pm (CET)

www.omv.com

OMV enters into negotiations on Petrom

- **Romanian Government names OMV as exclusive negotiation partner for the privatization of Petrom**
- **Profitable growth continues to be OMV's goal**

OMV, Central Europe's leading oil and gas group, welcomes the decision of the Romanian Government to enter into exclusive negotiations concerning the acquisition of a 33.34% stake, followed by an increase in share capital to raise OMV's shareholding to 51%, in the Romanian oil group SNP Petrom SA. On April 15, OMV submitted a binding offer in line with its goal of profitable growth. It has been agreed by both parties that the details of the negotiations will be kept confidential.

OMV has presented a well structured offer and development plan for Petrom which forms the basis for optimizing the company's future performance and from which both Petrom and OMV could profit. The investment needs of Petrom will be financed through the proceeds of the capital increase, which is an important element of the purchase price, and through its operating cash flows. OMV will work constructively with the Romanian Government over the coming weeks to seek a mutually agreeable conclusion. The talks between the Romanian Government and OMV will be confidential. An update on the negotiations will be provided if and when appropriate.

OMV is confident that it will be able to work with the Romanian Government to agree upon a plan for a promising future for Petrom. In any event OMV is committed to the Romanian market and will continue to pursue its successful strategy of profitable growth in this key Central European market. Through its 100% subsidiary, SC OMV Romania Mineraloel s.r.l., the OMV Group has been active in Romania for five years, and in addition OMV has a 25.1% stake in The Rompetrol Group NV, currently the country's largest private oil company.

dlw 6/15

Notes to editors:

Petrom SA
With production of 5.8 million metric tons of oil and 6.1 billion m^3 of natural gas in 2002, two refineries with a capacity of 8 million metric tons per year and 690 filling stations, Petrom is the largest oil and gas group in Romania.

OMV Aktiengesellschaft
With Group sales of EUR 7.64 billion and 6,137 employees in 2003, as well as a current market capitalization of around EUR 3.8 billion, OMV is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, it is active in Refining and Marketing (R&M) in 12 countries and has set the goal of doubling its 2001 market share to 20% by 2008. In Exploration and Production (E&P) OMV is active in 16 countries on five continents and wants to double its oil and gas production to 160,000 boe/d by 2008. In the Gas segment OMV has storage facilities and a 2,000 km pipeline system, transporting 41 billion m^3 of natural gas annually to countries such as Germany and Italy. The OMV Group owns integrated chemical and petrochemical plants, and holds a 25% stake in Borealis A/S, one of the world's leading polyolefin producers. Other important holdings are: 50% of EconGas GmbH, 45% of the BAYERNOIL refining network, 9.1% of the Hungarian petroleum company MOL, and 25.1% of The Rompetrol Group NV, the largest private oil company in Romania.

OMV's activities in Romania
The OMV Group has been active in Romania since 1999 and now has more than 60 filling stations there. Moreover, thanks to its 25.1 stake in The Rompetrol Group NV in Romania, OMV has access to additional refinery capacities and high quality products. By 2008 OMV plans to boost the number of its filling stations to 110 and to invest an additional EUR 80 million in the expansion of its network. SC OMV Romania Mineraloel s.r.l. already directly employs 60 people and including all those who operate filling stations on a franchise basis and their employees, OMV is directly and indirectly associated with more than 1,000 employees in the country.

— Ends —

For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations	Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Office	Tel. +43 1 404 40-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Office	Tel. +43 1 404 40-21660; e-mail: thomas.huemer@omv.com
Internet home page:	http://www.omv.com

Cubitt Consulting

Noga Villalón, London, Investors	Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Simon Barker, London, Press	Tel. +44 (207) 367-5119; e-Mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next result announcement **January–June and Q2 2004** on August 17, 2004